Exhibit (b)

EXECUTION COPY

ROYAL BANK OF CANADA 200 Bay Street South Tower Royal Bank Plaza Toronto, ON M5J 2W7	THE BANK OF NOVA SCOTIA 2000, 700 2nd Street SW Calgary, AB T2P 2N7

CONFIDENTIAL

Dated as of March 4, 2009

Agrium Inc.

13131 Lake Fraser Drive S.E.

Calgary, Alberta

T2J 7E8

Attention:        Bruce Waterman, Senior Vice President, Finance and Chief Financial Officer

Ladies and Gentlemen:

COMMITMENT LETTER

This letter amends and restates in its entirety that certain commitment letter dated February 24, 2009 by and among the parties hereto as of the date set forth above, and supersedes it in all respects.

You have advised Royal Bank of Canada (“Royal Bank” or “RBC”), RBC Capital Markets1 (“RBCCM”, and, together with Royal Bank, “we” or “us”), The Bank of Nova Scotia (“BNS”) and Scotia Capital2 (“SC”) that Agrium Inc. (“you” or “Borrower”) intends, through an existing or newly formed wholly owned (directly or indirectly) subsidiary (the “Purchaser”) to, as outlined in the proposal letter from the Borrower to a company identified to us as “Aurora” (the “Proposal”), offer to acquire, which offer may initially be made in the form of an exchange offer (the “Exchange Offer”) but may ultimately be consummated pursuant to a merger agreement providing for an exchange offer followed by a back-end merger or a one-step merger (the “Merger Agreement”), to acquire all of the issued and outstanding shares of a company identified to us as “Aurora” (the “Target”) (such acquisition by the Purchaser referred to herein as the “Acquisition”). Capitalized terms used but not defined herein have the meanings assigned to them in the Summary of Terms and Conditions (the “Term Sheet”) attached hereto.

You have proposed to Royal Bank and BNS (collectively, the “Lead Banks”, with customary provisions for league table credit, Royal Bank being given “left” placement on all marketing materials in connection with the Credit Facilities) that, in connection with the Transactions (as defined below), the Borrower will enter into senior unsecured credit facilities in an aggregate principal amount of up to US$1,400,000,000, consisting of (i) a term loan facility in the aggregate principal amount of up to US$500,000,000 (the “Tranche A Facility”); (ii) a term loan facility in the aggregate principal amount of up to US$500,000,000 (the “Tranche B

[1]	RBC Capital Markets is a marketing name for the investment banking activities of Royal Bank of Canada and its affiliates.
[2]	Scotia Capital is a brand name for the investment banking activities of The Bank of Nova Scotia and its affiliates.

Facility”); and (iii) a bridge loan facility in the aggregate principal amount of up to US$400,000,000 (the “Tranche C Facility” and, together with the Tranche A Facility and the Tranche B Facility, the “Credit Facilities”). You have advised us that drawings under the Credit Facilities, together with drawings under the Existing Senior Credit Agreement, equity contributions and cash on hand of the Borrower, will be sufficient to meet the financing requirements of the Acquisition and that (x) the aggregate proceeds of the Tranche A Facility and the Tranche B Facility shall not, at any time, represent more than 30% and (y) the aggregate amount of debt issued for purposes of financing the Acquisition shall not, at any time, represent more than 45%, in each case of the total consideration paid under or pursuant to the Acquisition and the other transactions contemplated hereunder.

The entering into and borrowings under the Credit Facilities by the parties described herein and the Acquisition and the other transactions contemplated hereby are herein referred to as the “Transactions”.

You have requested that Royal Bank and BNS (acting alone or through or with affiliates selected by them, as applicable) commit to provide the Credit Facilities to finance the Transactions and to pay certain related fees and expenses. Royal Bank hereby commits to provide, in accordance with the terms hereof and on a fully underwritten basis, (a) US$333,350,000 of the Tranche A Facility, (b) US$360,000,000 of the Tranche B Facility and (c) US$260,000,000 of the Tranche C Facility, in each case to the Borrower. BNS hereby commits to provide, in accordance with the terms hereof and on a fully underwritten basis, (a) US$166,650,000 of the Tranche A Facility, (b) US$140,000,000 of the Tranche B Facility and (c) US$140,000,000 of the Tranche C Facility, in each case to the Borrower.

In consideration of the foregoing commitment and our agreement to perform the services described herein, you hereby covenant to perform and agree with the provisions of this Commitment Letter set forth below.

1. Royal Bank will serve as administrative agent (the “Agent”) for the Credit Facilities. Additionally, RBCCM will act as left joint lead arranger and joint book runner for the Credit Facilities (in such capacities, the “Lead Arranger”), and will, in such capacities, perform the duties and exercise the authority customarily performed and exercised by them in such roles; it being understood that RBCCM shall have “left” placement on all marketing materials relating to the Credit Facilities.

2. BNS will serve as syndication agent for the Credit Facilities. Additionally, SC will act as a joint lead arranger and joint book runner for the Credit Facilities, and will, in such capacities, perform the duties and exercise the authority customarily performed and exercised by them in such roles.

3. Unless the Borrower and the Lead Arranger shall so agree, no other agent, co-agent, arranger or co-arranger, book manager or runner or joint book manager or runner will be appointed, no other titles will be awarded and no compensation (other than that expressly contemplated by the Commitment Letter and the Fee Letter referred to below), except as otherwise agreed in writing between the Lead Arranger and the Borrower) will be paid in connection with the Credit Facilities.

4. Each of the Lead Banks intends to syndicate the Credit Facilities to one or more financial institutions and institutional lenders (together with Royal Bank and BNS, the “Lenders”) identified by us in consultation with the Borrower. The Borrower agrees to actively assist us in completing a syndication reasonably satisfactory to us. Such assistance shall include (a) the Borrower using

Agrium Commitment Letter

commercially reasonable efforts to ensure that the syndication efforts benefit materially from the Borrower’s existing lending, investment banking and financial advisory relationships, (b) direct contact between senior management and advisors of the Borrower and the proposed Lenders, (c) assistance in the preparation of a confidential information memorandum and other marketing materials and presentations to be used in connection with the syndication of the Credit Facilities, (d) the hosting, with us, of one or more meetings of prospective Lenders, if requested by us, and (e) as soon as practicable after the date hereof, retaining the ratings advisory services, to the extent reasonably obtainable, of Moody’s Investors Service, Inc. (“Moody’s”) and Standard & Poor’s Rating Services, a division of The McGraw-Hill Companies, Inc. (“S&P”) and as soon as practicable thereafter, but in any event, within fifteen (15) Business Days after the date hereof, obtain from Moody’s and S&P (in each case, to the extent reasonably obtainable) corporate ratings of the Borrower, in each case giving effect to the Transactions. All proceeds of syndication shall be applied to reduce the commitments of Royal Bank and BNS as separately agreed between them. We intend to launch the syndication of the Credit Facilities after the public announcement by the Borrower of the proposed Acquisition. Certain matters related to the syndication of the Credit Facilities are contained in the Fee Letter referred to below. Notwithstanding anything in the Commitment Letter, Term Sheet and Fee Letter to the contrary, syndication is not a condition of our commitment, and any syndication of the Credit Facilities will only be effective upon funding by such new Lenders, it being understood that the Borrower shall continue to be bound in respect of its obligations to assist with the syndication of the Credit Facilities.

5. We will manage all aspects of any such syndication, including, in consultation with BNS and you, decisions as to selection of institutions and other lenders to be approached and when they will be approached, when their commitments will be accepted, which institutions and other lenders will participate, the allocations of the commitments among the Lenders and the amount and distribution of fees among the Lenders. In acting in their respective capacities hereunder and in respect of the Credit Facilities, the Lead Banks will have no responsibilities other than as set forth herein and will have no fiduciary duty or other implied duty to the Borrower or any of its affiliates.

6. To assist us in the arrangement of the Credit Facilities and such syndication efforts, you agree promptly to prepare and provide to us all information with respect to the Borrower and its subsidiaries, the Acquisition and, to the extent made available to the Borrower, the Target and its subsidiaries, including all financial information, financial models and projections (the “Projections”), as we may reasonably request in connection with the arrangement and syndication of the Credit Facilities. As soon as practicable after the date hereof, you agree to provide us with quarterly financial models in form and substance reasonably satisfactory to us. You hereby represent, warrant and covenant that (a) all written and formally presented information in any bank meeting or similar meeting with prospective Lenders (other than the Projections) (the “Information”) that has been or will be made available to us by or on behalf of the Borrower or any of its advisors or representatives is or will be (with respect to the Target, to the best of your knowledge), when furnished, complete and correct in all material respects and does not or will not, when furnished, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not materially misleading in light of the circumstances under which such statements are made and (b) the Projections that have been or will be made available to us by the Borrower or any of its advisors or representatives have been or will be prepared in good faith based upon assumptions which you believe are reasonable at the time made and based upon accounting principles consistent with the historical audited financial statements delivered to the Lead Arranger. You agree to supplement the Information and Projections until Successful Syndication has been completed so that the foregoing representations and warranties remain complete and correct in all material respects (with respect to the Target, to the best of your knowledge). You understand that in structuring, arranging and syndicating the Credit Facilities, we may use and rely on the Information and Projections without independent verification thereof.

Agrium Commitment Letter

7. As consideration for the Lead Banks’ commitments hereunder and the Lead Arranger’s agreement to perform the services described herein, the Borrower agrees to pay to Royal Bank and BNS the non-refundable fees, and perform the other obligations, in accordance with and as set forth in the Fee Letter dated the date hereof and delivered herewith (the “Fee Letter”). In addition, the Borrower will enter into an engagement letter (the “Engagement Letter”) with investment banks satisfactory to the Lead Banks and on terms satisfactory to the Lead Banks with respect to the refinancing of the Tranche B Facility and the Tranche C Facility.

8. Our commitments hereunder and our agreement to perform the services described herein are subject to:

(a)	satisfactory review (acting reasonably) by the Lead Banks of all material agreements with respect to any Exchange Offer and the Merger Agreement, which review shall be limited to the provisions pertaining to conditions, covenants, representations and warranties, conduct of the business of the Target, disclosure, indemnities and adjustments and other provisions material to the provision of the Credit Facilities within such agreements; provided that we agree to promptly provide any comments to any Exchange Offer and the Merger Agreement, including all exhibits, schedules, appendices and other attachments thereto promptly following receipt thereof;

(b)	delivery to us of forecasts prepared by management of the Borrower, each in form reasonably satisfactory to us, of balance sheets, income statements and cash flow statements for each year commencing with the first fiscal year following the Closing Date for five years following the Closing Date giving effect to the Acquisition; provided that we acknowledge and agree that the financial projections and models most recently delivered to us on or prior to the date of execution of this Commitment Letter are satisfactory for the purposes of this clause (b);

(c)	delivery to us of (i) pro forma consolidated balance sheets, income statements and cash flow statements of Borrower for the year ended December 31, 2008, giving effect to the Acquisition; and (ii) pro forma consolidated balance sheets, income statements and cash flow statements of the Borrower for each three-month period thereafter until the date that is at least thirty (30) days prior to the Closing Date, in each case giving effect to the Acquisition;

Agrium Commitment Letter

(d)	our satisfaction that prior to and during any syndication of the Credit Facilities there shall be no competing issues of debt securities or commercial bank or other credit facilities or securitizations by you, the Target or your respective subsidiaries being offered, placed or arranged that could reasonably impair the syndication of the Credit Facilities;

(e)	the Borrower providing timely assistance as required hereby in connection with syndication in all material respects, including in the preparation of a confidential information memorandum incorporating the Information and Projections to our reasonable satisfaction by a date sufficient to afford the Lead Arranger a reasonable marketing period following the date such confidential information memorandum has been posted to Syndtrak or Intralinks and prior to the Closing Date, and complying in all material respects with the other provisions hereof and of the Fee Letter relating to syndication of the Credit Facilities; and

(f)	the other conditions set forth in the Term Sheet.

The terms of our commitments hereunder and of the Credit Facilities (other than the conditions, which shall be limited to those set forth above and in the Term Sheet) are not limited to those set forth herein and in the Term Sheet. Those matters not covered by the provisions hereof and of the Term Sheet are subject to the approval and agreement of the Borrower and the Lead Banks. For certainty, if there is a public announcement by the Borrower that the Acquisition will not be completed, then, except for your indemnities contained herein, the Borrower’s and our commitments hereunder shall be automatically terminated without the necessity of further action.

9. The Borrower agrees to: (a) indemnify and hold harmless the Lead Banks, RBCCM, SC, their respective affiliates and their respective officers, directors, employees and advisors and agents (each, an “indemnified person”) from and against any and all losses, claims, damages, liabilities and expenses (including, without limitation, reasonable and documented fees, charges, and disbursements of counsel), joint or several, that may be incurred by, asserted or awarded against, or to which any such indemnified person may become subject, arising out of or in connection with this Commitment Letter, the Credit Agreement, the other Credit Documents, the Credit Facilities or the use of the proceeds thereof, or any claim, litigation, investigation or proceeding relating to any of the foregoing, regardless of whether any indemnified person is a party thereto, and to reimburse each indemnified person upon demand for any legal or other expenses incurred in connection with investigating or defending any of the foregoing, provided that the foregoing indemnity: (i) will not, as to an indemnified person, apply to losses, claims, damages, liabilities or related expenses to the extent they are found by a final non-appealable judgment of a court of competent jurisdiction to arise from the gross negligence or willful misconduct of such indemnified person or from a breach of their obligations hereunder; (ii) shall exclude loss of profit, income, revenue or business opportunities (it being agreed, however, for certainty, that such exclusion shall not apply to the repayment of principal, the payment of interest, fees, breakage costs, funding losses and other costs and expenses, or any other amount expressly required to be paid or repaid (as applicable) under or pursuant to this Commitment Letter, the Fee Letter, the Credit Agreement or the other Credit Documents, all of which shall be included in the foregoing indemnity); and (iii) shall not apply as to disputes solely between or among indemnified persons; and (b) to reimburse the Lead Banks, the Lead Arranger and their affiliates on demand for all reasonable and documented

Agrium Commitment Letter

out-of-pocket expenses (including syndication expenses, travel expenses and reasonable and documented fees, charges and disbursements of counsel to the Lenders) incurred in connection with the Credit Facilities and any related documentation (including this Commitment Letter, the Term Sheet, the Fee Letter and the Credit Agreement and other definitive Credit Documents) or the administration, amendment, modification or waiver thereof and, for certainty, in the case of both (a) and (b), whether the Credit Agreement and other definitive Credit Documents for the Credit Facilities are executed and delivered or not and whether the transactions contemplated hereby are consummated or not. The foregoing indemnity, insofar as it pertains to the Credit Facilities, shall be superseded by the indemnity in the Credit Agreement when executed and delivered.

No indemnified person shall be liable for any damages arising from the use by unauthorized persons of Information or other materials sent through electronic, telecommunications or other information transmission systems that are intercepted by such unauthorized persons. In any event, and notwithstanding any provision hereof to the contrary, no indemnified person shall be liable for (i) any damages arising from the use by others of information or other materials obtained through electronic, telecommunications or other information transmission systems, except to the extent such damages have resulted from the willful misconduct or gross negligence of any indemnified person or any of its related parties, or (ii) any special, indirect, consequential or punitive damages on any theory of liability in connection with or as a result of the Credit Facilities or this Commitment Letter, the Fee Letter, the Credit Agreement or any other Credit Document or any transaction contemplated hereby or thereby.

10. The Borrower acknowledges that Royal Bank, BNS, the Lead Arranger and their respective affiliates may be providing debt financing, equity capital or other services (including financial advisory services) to other persons in respect of which the Borrower and its subsidiaries may have conflicting interests regarding the Credit Facilities and otherwise. Royal Bank, BNS and the Lead Arranger and their respective affiliates will not use confidential information obtained from the Borrower and its subsidiaries by virtue of the Credit Facilities or their other relationships with the Borrower or any of its subsidiaries in connection with the performance by any of the Royal Bank, BNS, or the Lead Arranger of services for other persons, and Royal Bank, BNS and the Lead Arranger will not furnish any such information to such other persons. The Borrower also acknowledges that Royal Bank, BNS, the Lead Arranger and their affiliates have no obligation to use in connection with the Credit Facilities or otherwise, or to furnish to the Borrower or any subsidiary thereof, confidential information obtained from other persons.

11. We hereby notify you that pursuant to the requirements of the USA Patriot Act, Title III of Pub. L. 107-56 (October 26, 2001) (as amended, the “Patriot Act”), we and the other Lenders are required to obtain, verify and record information that identifies the Borrower and the Target, which information includes the name, address, tax identification number and other information regarding them that will allow any of us or such Lender to identify the Borrower in accordance with the Patriot Act. This notice is given in accordance with the requirements of the Patriot Act and is effective on behalf of the Lead Arranger and each other Lender.

12. This Commitment Letter shall not be assignable by the Borrower without the prior written consent of Royal Bank and BNS (and any purported assignment without such consent shall be null and void), is intended to be solely for the benefit of the Borrower and is not intended to confer any benefits upon, or create any rights in favor of, any person other than the parties hereto and the indemnified persons (in respect of which is holding the benefits and rights hereunder in trust for the other indemnified persons with which it is affiliated or otherwise related). This Commitment Letter shall not be assignable by either of the Lead Banks except in connection with syndication of the Credit Facilities. This Commitment Letter may not be amended nor waived except by an instrument in writing signed by Royal Bank, BNS and the Borrower.

Agrium Commitment Letter

13. This Commitment Letter may be executed in any number of counterparts, each of which shall be an original, and all of which, when taken together, shall constitute one agreement. Delivery of an executed signature page of this Commitment Letter by facsimile or other electronic transmission shall be effective as delivery of a manually executed counterpart hereof.

14. This Commitment Letter, the Fee Letter and the Engagement Letter are the only agreements that have been entered into among the parties hereto (or their designated affiliates) with respect to the Credit Facilities and set forth the entire understanding of the parties with respect thereto. The compensation, reimbursement, indemnification, jurisdiction and confidentiality provisions contained herein and in the Fee Letter shall remain in full force and effect regardless of whether definitive financing documentation shall be executed and delivered and notwithstanding the termination of this Commitment Letter or the Lead Banks’ commitments hereunder; provided that your obligations under this Commitment Letter (other than your obligations with respect to (a) assistance to be provided in connection with the syndication thereof and (b) the Fee Letter and the contents thereof) shall automatically terminate and be superseded by the provisions of the definitive financing documentation upon the initial funding thereunder, and you shall automatically be released from all liability in connection herewith at such time. You may terminate the Lead Banks’ commitments hereunder at any time in writing subject to the provisions of the preceding sentence.

15. To the extent permitted by applicable law, each party hereto irrevocably waives all rights to trial by jury in any action, proceeding or counterclaim (whether based on contract, tort or otherwise) arising out of or relating to this Commitment Letter, the Fee Letter or the transactions contemplated hereby or thereby or the actions of the parties hereto and thereto in the negotiation, performance or enforcement hereof and thereof.

16. This Commitment Letter shall be governed by, and construed in accordance with, the laws of the Province of Alberta and the federal laws of Canada applicable therein.

17. This Commitment Letter is delivered to the Borrower on the understanding that neither this Commitment Letter (including, for greater certainty, the Term Sheet) or the Fee Letter nor any of their respective terms or substance shall be disclosed, directly or indirectly, to any other person except: (a) to the Borrower’s directors, officers, employees and legal counsel who are directly involved in the consideration of this matter and who have been informed of the confidential nature thereof and who have agreed to hold the same in confidence or (b) as may be compelled in a judicial or administrative proceeding or as otherwise required by applicable law (in which case the Borrower agrees to inform Royal Bank and BNS promptly thereof), provided that the foregoing restrictions shall cease to apply (except in respect of the Fee Letter and its respective terms and substance) after this Commitment Letter has been accepted by the Borrower. Notwithstanding the foregoing, this Commitment Letter (including the Term Sheet) may be (a) provided to the Target (including the members of its Board of Directors and any special committee thereof) and (b) disclosed and included with any filing made with the Securities and Exchange Commission and any similar regulatory authorities in the U.S. or Canada in connection with the Acquisition.

Agrium Commitment Letter

18. Upon the execution of this Commitment Letter by the Borrower, and subject to closing of the Credit Facilities, the Lenders (or the Lead Arranger on their behalf) may, without the consent of the Borrower, disclose the relevant deal characteristics relating to this commitment and the Credit Facilities (including the name of the Borrower) to Loan Pricing Corporation (or successors thereof) and similar recognized bank loan information services so long as all information that is so disclosed is true and accurate.

19. If the foregoing correctly sets forth our agreement, please indicate your acceptance of the terms hereof (including the Term Sheet) and of the Fee Letter by returning to Royal Bank executed counterparts of this Commitment Letter and the Fee Letter not later than 4:00 p.m., Toronto time, on February 24, 2009. The Lead Banks’ commitments and their and the Lead Arranger’s agreements herein will expire at such time in the event it has not received such executed counterparts in accordance with the immediately preceding sentence. Thereafter, the Lead Banks’ commitments set forth in this Commitment Letter shall automatically terminate unless each of the Lenders shall in their discretion agree to an extension, upon the earliest to occur of (i) the execution and delivery of Credit Documents by all of the parties thereto and the consummation of the Acquisition, (ii) December 31, 2009; provided that such date may be extended to a date no later than February 28, 2010 (the “Commitment Extension”) to the extent such extension is necessary to obtain regulatory approvals for the Acquisition, and subject to compliance with the applicable provisions of the Fee Letter in respect thereof, if the Credit Documents shall not have been executed and delivered by all such parties thereto and (iii) the date of termination or abandonment of the Acquisition Agreement.

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Agrium Commitment Letter

We are pleased to have been given the opportunity to assist you in connection with this financing.

Yours very truly,

ROYAL BANK OF CANADA

By:	/s/ Blair Fleming
Name:	Blair Fleming
Title:	Authorized Signatory

THE BANK OF NOVA SCOTIA

By:	/s/ Richard D. Lee
Name:	Richard D. Lee
Title:	Managing Director

Per:	/s/ Stacey Strike
Name:	Stacey Strike
Title:	Director

Accepted and Agreed to as of the date first written above.

AGRIUM INC.

By:	/s/ Bruce G. Waterman
Name:	Bruce G. Waterman
Title:	Senior Vice President, Finance and Chief Financial Officer

Agrium Commitment Letter

EXECUTION COPY

UP TO US$1,400,000,000 CREDIT FACILITIES

SUMMARY OF TERMS AND CONDITIONS1

This Summary of Terms and Conditions (“Summary”) has been prepared for convenience of reference purposes only. This Summary is a summary, and not an exhaustive description of the terms which will be set out in a Credit Agreement. In the event of a conflict between this Summary and the Credit Agreement, the latter shall govern.

Borrower:	Agrium Inc. or Agrium U.S. Inc (the “Borrower”)

Lead Arranger:	RBC Capital Markets[2] (the “Lead Arranger”).

Administrative Agent:	Royal Bank of Canada (the “Agent”).

Joint Bookrunners:	RBC Capital Markets (“RBCCM”) and Scotia Capital (“SC”).[3]

Syndication Agent:	The Bank of Nova Scotia.

Documentation Agents:	To be determined.

Lenders:	Royal Bank of Canada (or one of its affiliates), The Bank of Nova Scotia (or one of its affiliates) and a syndicate of financial institutions and other lenders (the “Lenders”) arranged by the Lead Arranger in consultation with the Borrower.

Acquisition Credit Facilities:

Senior unsecured credit facilities (the “Credit Facilities”) in the aggregate amount of US$1,400,000,000 comprising of:

(a)     Tranche A Facility. A term loan facility in an aggregate principal amount of up to US$500,000,000 (the “Tranche A Facility”).

(b)     Tranche B Facility. A term loan facility in an aggregate principal amount of up to US$500,000,000 (the “Tranche B Facility”).

(c)     Tranche C Facility. A term loan facility in an aggregate principal amount of up to US$400,000,000 (the “Tranche C Facility”).

[1]	Capitalized terms used herein and not defined shall have the meanings assigned to such terms in the attached Commitment Letter.
[2]	RBC Capital Markets is a brand name for the investment banking activities of Royal Bank of Canada and its affiliates.
[3]	Scotia Capital is a brand name for the investment banking activities of The Bank of Nova Scotia and its affiliates.

Purpose of the Acquisition Facilities:	To (i) partially finance, directly or indirectly, in up to two drawings, the acquisition (the “Acquisition”) of all the issued and outstanding shares of common stock of a company identified to us as “Aurora” (the “Target”) by the Purchaser, (ii) to repay and cancel indebtedness of the Target and its subsidiaries, and (iii) to pay fees and expenses incurred in connection with the Acquisition.

Availability:

Upon satisfaction or waiver of the conditions precedent to each drawing specified in this Term Sheet, up to two drawdowns under the Credit Facilities, the initial drawdown to be concurrent with the purchase of not less than a majority of the common equity interests of the Target; it being understood that the Credit Facilities may be funded in a single drawing subject to satisfaction of the conditions precedent set forth herein for each drawing. The Credit Facilities shall not revolve and any amount repaid or prepaid may not be reborrowed. Amounts not drawn under the Credit Facilities after giving effect to the second drawing will be cancelled and the commitment in respect of the Credit Facilities permanently reduced by such amount and the Lenders’ obligations under the Commitment Letter and under the Credit Agreement and all related documents shall thereupon terminate.

Each drawdown under the Credit Facilities shall be made (i) first, ratably among the Tranche A and Tranche B Facilities and (ii) second, from the Tranche C Facility, and at no time shall the ratio of debt issued for purposes of financing the Acquisition to the total funding sources for the Acquisition exceed the applicable percentages set forth in the Commitment Letter.

Closing Date:	The date of execution and delivery of the Credit Documents by the Borrower, the Agent and the Lenders, as applicable.

Maturity Date and Amortization:	Tranche A Facility. Three (3) years from the Closing Date and will amortize in quarterly installments in aggregate annual amounts equal to the following percentages per annum, with the balance payable in full on the maturity date thereof:

Year Following Closing

1	15% per annum

2	15% per annum

3	7.5% per quarter (first three quarters)

Maturity Date Remaining outstanding amount

Agrium Term Sheet

Tranche B Facility. Two (2) years from the Closing Date and will not amortize but will be payable in full on the Maturity Date; provided, however, that so long as no Default or Event of Default shall have occurred or be continuing, the Borrower shall have the right to extend US$100,000,000 of the Tranche B Facility for an additional six (6) month period (the “Tranche B Extension”).

Tranche C Facility. Fifteen (15) days from the Closing Date and will not amortize but will be payable in full on the Maturity Date; provided, however, that if such amount is not repaid from cash on the Maturity Date, it shall automatically be converted on such date (the “Conversion Date”) to Loans having terms identical to the Loans under the Tranche B Facility, except that (a) the maturity thereof shall be one year following the Closing Date, (b) the Applicable Margins with respect thereto shall at all times be 0.50% per annum above those applicable to the Tranche B Facility, (c) the application of mandatory prepayments shall remain as set forth in this Term Sheet and (d) the fees set forth in the Fee Letter with respect to the Tranche C Facility shall remain the same.

Mandatory Prepayments:

Tranche B Facility and Tranche C Facility:

The Tranche B Facility and the Tranche C Facility shall be prepaid with the following, with baskets to be agreed but to be, to the extent practicable in the circumstances, consistent with the corresponding baskets provided in the prior bridge credit facilities made available to Agrium Inc. in connection with its acquisition of UAP Inc.:

(a)     100% of the net proceeds of issuances of equity interests of the Borrower and its subsidiaries after the Closing Date (including the Takeout Securities, as defined below);

(b)     100% of the net cash proceeds of issuances of debt obligations of the Borrower and its subsidiaries (other than any currently contemplated financing of Common Market Fertilizers S.A. and its subsidiaries that is non-recourse to Agrium Inc. or any of its other subsidiaries or that does not exceed Euro 150.0 million in the aggregate) after the Closing Date (including the Takeout Securities, as defined below);

(c)     100% of the net cash proceeds of all non-ordinary course asset sales or other dispositions of property by the Borrower and its subsidiaries (including, without limitation, insurance and condemnation proceeds), subject to exceptions and certain reinvestment rights to be agreed upon;

Agrium Term Sheet

(d)     To the extent that the aggregate outstanding principal amount of the Tranche B Facility is greater than US$250,000,000 at such time, 50% of the Borrower’s annual excess cash flow (to be defined in the applicable Credit Document), payable within ninety (90) days of fiscal year-end.

(e)     100% of any negative adjustment to the purchase price of the Acquisition and consequential cash refund to the Borrower (subject to a minimum aggregate basket to be agreed upon); and

(f)      in the case of the Tranche C Facility, upon the second drawing under the Credit Facilities, 100% of available unrestricted cash of the Target (subject to a minimum aggregate basket to be agreed upon).

Each such prepayment shall be applied first to the Tranche C Facility and thereafter to the Tranche B Facility.

“Takeout Securities” means any equity or debt securities issued by the Borrower or any of its subsidiaries for the purpose of repaying in whole or in part the amounts outstanding under the Tranche B Facility.

Voluntary Prepayments/Reductions in Commitments:	Voluntary prepayments of borrowings under the Credit Facilities will be permitted at any time, in minimum principal amounts to be agreed upon, without premium or penalty, subject to reimbursement of the Lenders’ redeployment costs in the case of a prepayment of U.S. dollar LIBOR advances other than on the last day of the relevant interest period.

All voluntary prepayments under the Credit Facilities shall be applied as directed by the Borrower.

Types of Accommodations:	The Credit Facilities will be available by way of U.S. dollar LIBOR advances and U.S. dollar base rate advances.

Interest Rates & Applicable Margins:	Tranche A Facility. See Schedule “A”. Tranche B Facility. See Schedule “A”. Tranche C Facility. See Schedule “A”.

Agrium Term Sheet

Repayment:	In full on the applicable maturity date.

Security:	The Credit Facilities will be unsecured and rank pari passu with the Borrower’s obligations under the existing senior credit agreement dated July 24, 2007 between, inter alia, Agrium Inc., a syndicate of financial institutions as lenders and The Bank of Nova Scotia, as administrative agent (the “Existing Senior Credit Agreement”).

Guarantor:	The Credit Facilities will be guaranteed on a senior unsecured basis by Agrium Inc. or Agrium U.S. Inc, to the extent such party is not the Borrower under the Credit Facilities.

Documentation:	The Credit Facilities will be evidenced by documentation (collectively, the “Credit Documents”) satisfactory to all parties and will include (a) a credit agreement (the “Credit Agreement”) containing, inter alia, conditions precedent, representations and warranties and repetitions thereof on each new advance, covenants and events of default, yield protection and reserve requirements and such other provisions as the Agent and the Borrower consider appropriate, and (b) such other documentation as may be required by the Agent. The documentation, to the extent practicable in the circumstances, will be based on the Existing Senior Credit Agreement.

Conditions Precedent to Initial Drawing:

The following conditions:

(a)     Due execution and delivery of the Credit Documents.

(b)     Legal opinions from counsel to the Borrower each in form and substance satisfactory to the Lenders, acting reasonably.

(c)     Evidence of corporate authorization, officer’s certificates and any necessary corporate approvals.

(d)     Such other documents and instruments as are customary for transactions of this type and which the Lenders reasonably request.

(e)     Any waiting period (and any extension thereof) applicable to the consummation of the Acquisition under the HSR Act, or other applicable law or regulation shall have expired or been terminated and the Acquisition shall have received all required approvals under the Competition Act (Canada).

(f)      Receipt of a compliance certificate evidencing compliance with the applicable Financial Covenants after giving effect to the Acquisition and the borrowing under the Credit Facilities.

Agrium Term Sheet

(g)     Receipt of a solvency certificate from the chief financial officer of the Borrower evidencing consolidated solvency of the Borrower and its Subsidiaries.

(h)     Receipt of a summary of the Borrower’s financial projections with respect to the Borrower after taking into account the Acquisition for the five fiscal years from and including the Closing Date.

(i)      Receipt of a rating assigned by each of the ratings advisory services, to the extent reasonably obtainable, of Moody’s Investors Service, Inc. (“Moody’s”) and Standard & Poor’s Ratings Services Group (“S&P”) to the senior unsecured non-credit enhanced long-term indebtedness of the Borrower.

(j)      The absence of a “material adverse effect” or comparable event, circumstance or development as defined in the definitive documentation for the Acquisition, and measured from the date set forth therein for the determination of such event, circumstance or development, solely to the extent that the Borrower would be permitted to terminate its obligations in respect of the Exchange Offer and/or Merger Agreement as a result thereof.

(k)     There shall have been no amendment, waiver or modification to the Exchange Offer and/or the Merger Agreement that could reasonably be expected to materially and adversely affect the interests of the Lenders without the prior written consent of the Lead Arranger.

(l)      The Lead Arranger shall be satisfied that, the ratio of debt issued for purposes of financing the Acquisition to the total funding sources for the Acquisition do not exceed the applicable percentages set forth in the Commitment Letter.

(m)    After giving effect to the Acquisition, the Borrower shall have adequate cash on hand to repay the Tranche C Facility, provided that, in the event the Borrower does not have adequate cash on hand, the Borrower shall first use commercially reasonable efforts to identify alternative sources of repayment of the Tranche C Facility, and provided further that, if such alternative sources of repayment cannot be secured and the Tranche C Facility is not repaid in full by the Conversion Date, the provisions relating to the Conversion Date shall apply.

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(n)     If the Acquisition is consummated (i) as an Exchange Offer, at least a majority of the common equity interests held by the existing shareholders of the Target shall have been tendered or exchanged (which shall not have been withdrawn) and the Borrower shall have accepted such shares of common stock for payment in accordance with the terms of the Exchange Offer or (ii) as a one step merger pursuant to a Merger Agreement, all outstanding shares of the Target’s common stock shall be acquired in a merger substantially simultaneously with the funding of the Credit Facilities.

(o)     The Lead Arranger shall have been afforded a reasonable opportunity to conduct a due diligence investigation with respect to the Target and its subsidiaries, including with respect to the available and unrestricted cash of the Target and its subsidiaries, based upon information that is made available to the Borrower with respect to the business, assets and liabilities of the Target and its subsidiaries, it being understood that the Lead Arranger’s satisfaction with the results of such due diligence investigation shall not be a condition to funding hereunder.

(p)     Payment of all fees and expenses in accordance with the Commitment Letter and the Fee Letter.

(q)     Delivery of applicable “know-your-client” and anti money laundering rules and regulations information.

Conditions Precedent to Second Drawing:

A second drawing under the Credit Facilities will be subject to conditions precedent to the initial drawing and the following conditions:

(a)     Absence of any Default (to be defined) or Event of Default.

(b)     Continued accuracy of representations and warranties.

(c)     Prior to or simultaneously with such drawing, the Borrower shall have acquired at least 90% of all of the outstanding equity interests in the Target in order to permit the Borrower to effect the acquisition, after giving effect to such drawing, of 100% of the equity interests of the Target.

(d)     Substantially simultaneously with such drawing, the repayment of all existing indebtedness of the Target (other than any indebtedness agreed to by the Lead Arranger).

Agrium Term Sheet

Representations and Warranties:

The following representations and warranties, to be, to the extent practicable in the circumstances, consistent with the Existing Senior Credit Agreement, with respect to the Borrower and its subsidiaries only (without consolidation of Target and its subsidiaries unless otherwise specified) for the sixty (60) days following the acquisition by the Borrower of at least a majority of the common shares of the Target, and thereafter, with respect to both the Borrower and Target and each of their respective subsidiaries (modified and supplemented, as reasonably necessary, to take into account the Acquisition):

1. Status;

2. Authority;

3. Valid authorization;

4. Validity and enforceability;

5. No violation, breach, conflict etc.;

6. Authorizations, approvals, consents and licenses;

7. ERISA and Canadian equivalent;

8. Subsidiaries;

9. Title;

10. Work orders;

11. Expropriation;

12. No Default or Event of Default;

13. Year-end financial condition;

14. Interim financial condition;

15. Books and records;

16. Information and Projections;

17. No Material Adverse Change;

18. No litigation;

19. Compliance with laws, including environmental laws;

20. No adverse agreements;

21. Remittances to governmental authorities;

22. Taxes;

23. Insurance;

24. Investment Company Act;

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25. Regulations U, X and other Federal Reserve regulations; 26. Consolidated Solvency; 27. Environmental Matters; and 28. Full disclosure of Material Information.

Positive Covenants:

The following positive covenants, to be, to the extent practicable in the circumstances, consistent with the Existing Senior Credit Agreement, with respect to the Borrower and its subsidiaries only (without consolidation of Target and its subsidiaries unless otherwise specified) for the sixty (60) days following the acquisition by the Borrower of at least a majority of the common shares of the Target, and thereafter, with respect to both the Borrower and Target and each of their respective subsidiaries (modified and supplemented, as reasonably necessary, to take into account the Acquisition):

1. Payment and performance;

2. Existence and conduct of business;

3. Compliance with laws, including environmental laws;

4. Material litigation;

5. Financial statements and other information;

6. Inspection of books and records;

7. Insurance;

8. Notice of Default;

9. Payment of taxes and other amounts;

10. Priority of obligations;

11. Notice of Material Adverse Change or Material Adverse Effect;

12. Capital structure;

13. ERISA and Canadian equivalent;

14. Ratings;

15. Use of proceeds;

16. For so long as any amount remains outstanding under the Tranche C Facility, use commercially reasonable efforts to implement and maintain reasonable protections and procedures in order to permit the Borrower to access the unrestricted cash of the Target and its subsidiaries;

17. Compliance with Environmental Laws;

18. Notices re Environmental Matters;

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19. Notices re Breach of Environmental Laws; 20. Maintenance of Agrium Partnership Interests; 21. Annual Reporting Requirements; and 22. Notice of Modifications to Existing Senior Credit Agreement.

Negative Covenants:

The following negative covenants, to be, to the extent practicable in the circumstances, consistent with the Existing Senior Credit Agreement, with respect to the Borrower and its subsidiaries only (without consolidation of Target and its subsidiaries unless otherwise specified) for the sixty (60) days following the acquisition by the Borrower of at least a majority of the common shares of the Target, and thereafter, with respect to both the Borrower and Target and each of their respective subsidiaries (modified and supplemented, as reasonably necessary, to take into account the Acquisition):

1. No change of business;

2. Negative pledge and restrictions on liens;

3. Limitation on dispositions;

4. No fundamental changes;

5. Restriction on debt;

6. Restriction on acquisitions and investments;

7. Limitation on financial instruments;

8. Restrictions on subsidiary dividends;

9. Restriction on borrower distributions; and

10. Transactions with Affiliates.

Financial Covenants:

The following to be, unless otherwise specified, to the extent practicable in the circumstances, consistent with the Existing Senior Credit Agreement, with such amendments as may be agreed to give effect to the Acquisition:

(a)      Maintenance of an Interest Coverage Ratio of not less than 2.50:1.0; and

(b)      Maintenance of a Debt to Capital Ratio of not greater than 60%.

(c)      Maintenance of a consolidated total debt to consolidated EBITDA ratio of not greater than 4.00:1.00 until such time as (x) the Tranche B Facility and the Tranche C Facility shall have been paid in full and (y) the Borrower shall have received confirmed corporate ratings of at least BBB from S&P and Baa2 from Moody’s, in each case with at least stable outlook.

Agrium Term Sheet

Events of Default:	Usual and customary for transactions of this type and, to be, to the extent practicable in the circumstances, consistent with the Existing Senior Credit Agreement, with such amendments as may be agreed to give effect to the Acquisition.

Replacement of Lenders:	The Financing Documentation shall contain usual and customary provisions for replacing non-consenting Lenders (i.e., a “yank-a-bank” provision) in connection with amendments and waivers requiring the consent of all Lenders or of all Lenders directly affected thereby (provided that such amendment is approved by at least the “majority lenders” and such replacement lender consents to such amendment), as well as the replacement of a Lender seeking indemnity for increased costs or grossed-up tax payments.

Yield Protection, Withholding Tax Gross- Up and Indemnity, Defaulting Lenders and Increased Costs:	Customary for facilities similar to the Credit Facilities with yield protection on interest rates to be subject to adjustment on prevailing market terms in the event of market disruptions.

Majority Lenders:	Lenders having not less than 66 2/3% of the outstanding credit exposure, subject to amendments of certain provisions of the Credit Documents requiring the consent of affected Lenders or Lenders having a greater share (or all) of the outstanding credit exposure.

Assignments and Participations:

The Lenders may, from time to time, assign or otherwise transfer all or any part of, their loans, commitments or other rights, obligations or duties to one or more financial institutions and sell participations in the rights and obligations under the Credit Agreement to any other institution in minimum amounts of US$10,000,000 and in US$1,000,000 increments (unless the Borrower and Agent otherwise consent), provided that:

(a)     The Borrower and the Agent shall have consented in writing to such assignment, such consent not to be unreasonably withheld. No consent shall be required during the existence of a payment or bankruptcy default or an event of default;

(b)     Unless an Event of Default has occurred and is continuing, the Borrower shall not be under any obligation to pay by way of withholding tax or otherwise any greater amount than it would have been obliged to pay if the Lender had not made an assignment; and

(c)     An assignment fee of US$3,500 will be payable by or on behalf of the assignor to the Agent, unless waived by the Agent.

Agrium Term Sheet

Expenses and Indemnification:

In addition to those out-of-pocket expenses reimbursable under the Commitment Letter, all reasonable and documented out-of-pocket expenses of the Lead Arranger, the Agent (and of all Lenders in the case of enforcement costs and documentary taxes) associated with the preparation, execution and delivery of, any waiver or modification (whether or not effective) of, and the administration and enforcement of, any Credit Document (including the reasonable and documented fees, disbursements and other charges of counsel for the Lead Arranger and the Agent) are to be paid by the Borrower.

The Borrower will indemnify each of the Lead Arranger, the Agent and the Lenders and hold them harmless from and against all reasonable and documented costs, expenses (including reasonable and documented fees, disbursements and other charges of counsel) and liabilities arising out of or relating to any litigation of other proceeding (regardless of whether the Lead Arranger, the Agent or any such Lender is a party thereto) that relate to the Acquisition or any transactions related thereto.

Governing Law:	Alberta law and laws of Canada applicable therein.

Miscellaneous:	Customary other provisions.

Lenders’ Counsel:	Bennett Jones LLP for Canada and Shearman & Sterling LLP for the United States.

Agrium Term Sheet